March 3, 2019
QTA: TSX VENTURE
QTRRF: OTCQB International

QUATERRA CLOSES SALE OF CERTAIN YERINGTON, NEVADA,
WATER RIGHTS FOR $6.02 MILLION

VANCOUVER, B.C. — Quaterra Resources Inc. today announced its wholly-owned subsidiary Singatse Peak Services LLC (“SPS”) has closed the previously announced sale of certain primary ground water rights associated with its copper property in Yerington, Nevada, for $6.02 million.

SPS entered into a purchase and sale agreement on September 13 last year with a Yerington-based company involved in agriculture in the district, to sell water rights for $6.26 million (see press release dated September 17, 2018). The final value of the sale was $6.02 million after adjusting for a small correction to one of the original permits. (All amounts are in U.S. dollars.)

SPS retains about 6,700 acre-feet per year of primary ground water permitted for mining and milling on its 51-square-mile Yerington property. The 2012 Preliminary Economic Assessment at MacArthur estimated water consumption of about 2,590 acre-feet per year for a 41,000 ton a day oxide project at the property’s MacArthur deposit. Also, Quaterra estimates that 3,100 acre-feet of water is required to mine and operate a 50,000 ton a day sulfide mill on the property.

Based on the price set in today’s sale, the Company’s remaining primary ground water rights may be valued at about $20 million. In addition, SPS also has substantial decree, supplemental and storage water rights associated with private land that it has under option.

Funds from the sale will be used to advance the MacArthur copper project on the Yerington property including work on metallurgical recoveries, resource development and mine plan optimization as part of an ongoing prefeasibility study; de-risk the over-all Yerington property; assess other exploration opportunties; and for general and administrative purposes.

The sale of water rights is non-dilutive to shareholders.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:

Karen Robertson, Corporate Communications, 778-898-0057

Gerald Prosalendis, President and COO, Quaterra Resources Inc., 250-940-3581

Thomas Patton, Chairman & CEO, Quaterra Resources Inc., 604-641-2758

email: info@quaterra.com
website: www.quaterra.com

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, “may”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include what value can be placed on the Company’s remaining water rights, and estimates regarding water usage required in possible future mining operations. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.